Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release

Credit Suisse AG Announces the Event Acceleration of its XIV ETNs

New York February 6, 2018 Credit Suisse AG (“Credit Suisse”) announced today the event acceleration of its Velocity Shares™ Daily Inverse VIX Short Term ETNs (“XIV”) due to an acceleration event. The acceleration date is expected to be February 21, 2018.

Because the intraday indicative value of XIV on February 5, 2018 was equal to or less than twenty percent of the prior day’s closing indicative value, an acceleration event has occurred. Credit Suisse expects to deliver an irrevocable call notice with respect to the event acceleration of XIV to The Depository Trust Company no later than February 15, 2018. The date of the delivery of the irrevocable call notice, which is expected to be February 15, 2018, will constitute the accelerated valuation date, subject to postponement due to certain events. The acceleration date for XIV is expected to be February 21, 2018, which is three business days after the accelerated valuation date. On the acceleration date, investors will receive a cash payment per ETN in an amount equal to the closing indicative value of XIV on the accelerated valuation date. The last day of trading for XIV is expected to be February 20, 2018. As of the date hereof, Credit Suisse will no longer issue new units of XIV ETNs.

On February 2, 2018, the closing indicative value was $108.3681. None of the other ETNs offered by Credit Suisse are affected by this announcement.

Title of ETN	ETN Ticker Symbol	ETN CUSIP
Velocity Shares™ Daily Inverse VIX Short Term ETNs due December 4, 2030	XIV	22542D795

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,720 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.